RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-189888

Pricing Supplement Dated December 2, 2013 to the Product Prospectus Supplement FIN-1 Dated July 25, 2013, Prospectus Dated July 23, 2013, and Prospectus Supplement Dated July 23, 2013	$10,000,000 Fixed to Floating Rate Notes, Due December 5, 2018 Royal Bank of Canada

Royal Bank of Canada is offering the Fixed to Floating Rate Notes (the “Notes”) described below.

The CUSIP number for the Notes is 78010UDG9.

The Notes will pay interest quarterly, on the 5th day of March, June, September and December of each year, commencing on March 5, 2014 and ending on the Maturity Date. Interest will accrue at the following rates during the indicated years of the term of the Notes:

•	Year 1:	1.00%

•	Years 2-5:	3 Month USD LIBOR + 0.45%, subject to the Coupon Cap

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated July 23, 2013, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement FIN-1 dated July 25, 2013 and “Additional Risk Factors” on page P-6 of this pricing supplement.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

RBC Capital Markets, LLC has offered the Notes at a public offering price equal to the principal amount, and will purchase the Notes from us on the Issue Date at a purchase price that will be 99.45% of the principal amount.  See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-6 below.

To the extent that the total aggregate principal amount of the Notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion.  However, our affiliates will not purchase more than 15% of the principal amount of the Notes.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on December 5, 2013, against payment in immediately available funds.

RBC Capital Markets, LLC

Fixed to Floating Rate Notes, Due December 5, 2018

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement FIN-1, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series F

Underwriter:	RBC Capital Markets, LLC

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000

Pricing Date:	December 2, 2013

Issue Date:	December 5, 2013

Maturity Date:	December 5, 2018

CUSIP:	78010UDG9

Interest Rate:	Year 1:	1.00%

	Years 2-5:	3 Month USD LIBOR + the Spread, subject to the Coupon Cap. In no event will the interest rate be less than 0% per annum.

Spread:	0.45%

Reference Rate:	3 Month USD LIBOR, as reported on Reuters Page LIBOR01 or any successor page

Coupon Cap:	6.00%

Day Count Fraction:	30/360

Type of Note:	Fixed to Floating Rate Notes

Interest Payment Dates:
Quarterly, in arrears, on the 5th day of March, June, September and December of each year, commencing on March 5, 2014 and ending on the Maturity Date. If any Interest Payment Date is not a New York business day, interest will be paid on the next New York business day as further discussed on S-15 of the prospectus supplement, without adjustment for period end dates and no additional interest will be paid in respect of the postponement.

Interest Period:	Each period from and including an Interest Payment Date (or, for the first period, the Settlement Date) to but excluding the next following Interest Payment Date.

Interest Determination Dates During Floating Rate Period:	The Reference Rate is set two London business days prior to the start of the Interest Period.

Redemption:	Not Applicable.

Survivor’s Option:	Not Applicable.

RBC Capital Markets, LLC

Fixed to Floating Rate Notes, Due December 5, 2018

U.S. Tax Treatment:
We intend to take the position that the Notes will be treated as variable rate debt instruments providing for stated interest at a single fixed rate and a qualified floating rate for U.S. federal income tax purposes.  Under this characterization, based on rates in effect as of the date of this pricing supplement, we expect that the Notes will be issued with no more than de minimis OID.  Please see the discussion in the accompanying product prospectus supplement FIN-1 dated July 25, 2013 under the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes will exceed one year—Fixed-to-Floating Rate Notes and Floating-to-Fixed Rate Notes,” and the accompanying prospectus dated July 23, 2013 under the section entitled “Tax Consequences—United States Taxation” and specifically the discussion in the accompanying prospectus under the section entitled “Tax Consequences—United States Taxation—Original Issue Discount—Variable Rate Debt Securities.”

Calculation Agent:	RBC Capital Markets, LLC

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated July 23, 2013).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on pages P-2 and P-3 of this pricing supplement and the applicable terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1 dated July 25, 2013, as modified by this pricing supplement.

RBC Capital Markets, LLC

Fixed to Floating Rate Notes, Due December 5, 2018

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated July 23, 2013, as supplemented by the prospectus supplement dated July 23, 2013 and the product prospectus supplement FIN-1 dated July 25, 2013, relating to our Senior Global Medium-Term Notes, Series F, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated July 23, 2013, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated July 25, 2013 and “Additional Risk Factors” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm

Prospectus Supplement dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

Product Prospectus Supplement FIN-1 dated July 25, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004075/c724131424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets, LLC

Fixed to Floating Rate Notes, Due December 5, 2018

HISTORICAL INFORMATION

Historically, the Reference Rate has experienced significant fluctuations. Any historical upward or downward trend in the level of the Reference Rate during any period shown below is not an indication that the interest payable on the Notes is more or less likely to increase or decrease at any time during the floating rate period.

The Reference Rate was 0.23885% on December 2, 2013. The graph below sets forth the historical performance of the Reference Rate from December 2, 2008 through December 2, 2013.

Source: Bloomberg L.P.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

RBC Capital Markets, LLC

Fixed to Floating Rate Notes, Due December 5, 2018

ADDITIONAL RISK FACTORS

The Notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the terms of the Notes.  For additional information as to the risks related to an investment in the Notes, please see the accompanying product prospectus supplement, prospectus supplement and prospectus. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

The Amount of Interest Payable on the Notes Is Capped. The interest rate on the Notes for each quarterly interest period during the floating interest rate period is capped for that period at the maximum interest rate set forth above.

Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on Royal Bank’s ability to pay all amounts due on the Notes on interest payment dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market’s view of Royal Bank’s creditworthiness. Any decrease in Royal Bank’s credit ratings or increase in the credit spreads charged by the market for taking Royal Bank’s credit risk is likely to adversely affect the market value of the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Delivery of the Notes will be made against payment for the Notes on December 5, 2013, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus supplement dated July 23, 2013. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated July 23, 2013.

After the initial offering of the Notes, the price to the public may change. To the extent that the total aggregate principal amount of the Notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion. However, our affiliates will not purchase more than 15% of the principal amount of the Notes. Sales of these Notes by our affiliates could reduce the market price and the liquidity of the Notes that you purchase.

We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Fixed to Floating Rate Notes, Due December 5, 2018

VALIDITY OF THE NOTES

In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Quebec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 24, 2013, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC on July 24, 2013.

In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated July 24, 2013, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated July 24, 2013.

RBC Capital Markets, LLC